                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended June 30, 1999

                                      OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _________ to _________


Commission file number:
000-16723


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               Respironics, Inc.
                            Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               Respironics, Inc.
                              1501 Ardmore Blvd.
                      Pittsburgh, Pennsylvania 15221-4401

                             REQUIRED INFORMATION


The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for the Respironics, Inc. Retirement Savings Plan. The pages referred to are the numbered pages in Ernst & Young LLP's Report on Audits of Financial Statements and Supplemental Schedules for the years ended June 30, 1999 and 1998.


                                                        Pages

Report of Independent Auditors                              1

Financial Statements                                     2-11

                                   SIGNATURE

The Plan. Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the Plan by the undersigned hereunto duly authorized.


                                      RESPIRONICS, INC.
                                      RETIREMENT SAVINGS PLAN


                                      By /s/ James C. Woll
                                         ---------------------------------
                                         James C. Woll Plan Administrator


Dated:  December 20, 1999

                               Respironics, Inc.
                            Retirement Savings Plan

                                ______________

                          Annual Report on Form 11-K
                    For the Fiscal Year Ended June 30, 1999


                                 EXHIBIT INDEX


Exhibit No.    Description of Exhibit

     1         Consent of Independent Accountants, Filed herewith.

                                                                   Exhibit No. 1


                        Consent of Independent Auditors

We consent to the incorporation by reference in the registration Statement (Form S-8 No. 333-16721) pertaining to the Respironics, Inc. Retirement Savings Plan of our report dated December 6, 1999, with respect to the financial statements and schedules of the Respironics, Inc. Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended June 30, 1999.

                                                    /s/ Ernst & Young LLP

December 20, 1999
Pittsburgh, Pennsylvania

    SUMMARY ANNUAL REPORT FOR THE RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

For the year ended June 30, 1999

     This is a summary of the annual report for the Respironics, Inc. Retirement Savings Plan (EIN: 25-13-4989) for the period from July 1, 1998 through June 30, 1999. The annual report has been filed with the Internal Revenue Service as required under the Employee Retirement Income Security Act of 1974.

     Benefits under the Plan are provided by a trust funding arrangement. Plan expenses were $2,439,267, this represented benefits paid to participants and beneficiaries. There were no administrative expenses paid by the Plan. A total of 1320 persons were participants in or beneficiaries of the Plan at the end of the plan year, although not all these persons had yet earned the right to receive benefits.

     The value of plan assets after subtracting liabilities of the Plan was $31,457,199 as of June 30, 1999. During the plan year, the Plan experienced an increase in its net assets of $14,203,513. The Plan had total income of $16,730,405 including a transfer into the plan from the participants of a terminated plan of $6,812,521, employer contributions of $1,418,674, employee contributions of $3,664,493, net realized losses from the sale of assets of $1,697,518, and earnings from investments of $1,024,517. The remainder of income related to the net unrealized gains.

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 1999 and 1998

With Report of Independent Auditors

Audited Financial Statements

Respironics, Inc. Retirement Savings Plan

Years Ended June 30, 1999 and 1998

With Report of Independent Auditors

Contents
Report of Independent Auditors...............................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............   2
Statements of Changes in Net Assets Available for Benefits...   3
Notes to Financial Statements................................   4
Line 27(a)--Schedule of Assets Held for Investment Purposes..   9
Line 27(d)--Schedule of Reportable Transactions..............  10

                        Report of Independent Auditors

Plan Administrator
Respironics, Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Respironics, Inc. Retirement Savings Plan as of June 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1999 and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplementary schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP

December 6, 1999
Pittsburgh, Pennsylvania

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN


                                                    As of June 30
                                                1999             1998
                                            -----------------------------
Investments, at fair value                  $ 29,945,258      $16,384,839

Receivables:

  Participants' contributions                    205,143           17,601

  Employer's contribution                      1,394,423          873,850

  Interest Receivable                                  -            7,023
                                            -----------------------------
                                               1,599,566          898,474

Liabilities:

  Participants' refunds                          (87,625)         (29,627)
                                            -----------------------------

Net Assets Available for Benefits           $ 31,457,199      $17,253,686
                                            =============================

See accompanying notes to the financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

Years Ended June 30, 1999 and 1998
FAIR VALUE AT JUNE 30, 1997                              $ 10,785,269

Contributions:
  Participants'                                             2,402,435
  Employer's:
    Cash                                                      804,496
    Stock                                                      81,623

Investment income                                           1,219,158

Net realized and unrealized appreciation (depreciation)
    in fair value of investments                              (33,817)

Participant withdrawals                                      (708,677)

Transfers into plan                                         2,703,199
                                                         ------------

          Net Increase
              for the year ended June 30, 1998              6,468,417
                                                         ------------

FAIR VALUE AT JUNE 30, 1998                                17,253,686
                                                         ============

Contributions:
  Participants'                                             3,664,493
  Employer's:
    Cash                                                    1,365,480
    Stock                                                      53,194

Investment income                                           1,024,517

Net realized and unrealized appreciation (depreciation)
      in fair value of investments                          3,722,575

Participant withdrawals                                    (2,439,267)

Transfers into plan                                         6,812,521
                                                         ------------

          Net Increase
              for the year ended June 30, 1999             14,203,513
                                                         ------------

FAIR VALUE AT JUNE 30, 1999                              $ 31,457,199
                                                         ============

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS

Respironics, Inc. Retirement Savings Plan

June 30, 1999


NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
-------------------

The accounting records of the Respironics, Inc. Retirement Savings Plan (the "Plan") are maintained on the accrual basis. Certain financial information as of and for the year ended June 30, 1998 has been reclassified to conform with the financial statement presentation as of and for the year ended June 30, 1999. These reclassifications did not impact the total net assets available for benefits.

Valuation of Investments
------------------------

The fair value of the Plan's investments in registered investment companies are based on quoted redemption value on the last business day of the plan year. Shares of Respironics, Inc. common stock are valued at the last trade price on the last business day of the plan year.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B--PLAN DESCRIPTION

The Plan is a defined contribution plan qualifying under Section 401(a) of the
Internal Revenue Code.   The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974 (ERISA). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Contributions
-------------

Employees of Respironics, Inc. (the "Company"), upon date of hire, are eligible to participate and contribute to the Plan. An employee electing to participate in the Plan (a "participant") may contribute from 1% to 15% of his or her compensation through payroll deductions. The Plan sponsor matches participant contributions 100% up to a maximum of 3% of the participant's base wages. The matching contribution is funded in cash among the available investment options and/or Company common stock based upon the election of each participant.

Discretionary contributions may be authorized by the Board of Directors of the Company. The amount of the discretionary contribution shall be determined by the Board of Directors. No discretionary contributions were made during 1999 or 1998.

Investments
-----------

Participants may elect to invest their salary deferral contributions in any one of 15 funds or may split their contributions between these funds. Individual accounts are established for each plan participant and are credited for participant and Company contributions and an allocation of earnings based on the participant's account balance.

Termination and Vesting
-----------------------

With respect to Company discretionary and matching contributions, a participant vests gradually and becomes fully vested at the end of four years of credited service in accordance with an amendment to the Plan effective October 21, 1996 that reduced the number of years required to become fully vested from seven to four. Participants who terminate as a result of normal retirement, death or disability become 100% vested at that time regardless of years of credited service. Upon termination of service, participants receive their entire salary deferral contributions and the vested portion of the Company's discretionary and matching contributions through a lump-sum payment at termination or at a future date of their choosing. The remaining non-vested portion of the Company's discretionary and matching contributions are forfeited to the Company, and are available to the Company, to be utilized to offset future years' Company matching contributions.

-----------------------

Participants may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, reaching age 59-1/2, or under special hardship provisions.

Although the Company expects to continue the Plan indefinitely, it maintains the right to discontinue contributions and terminate the Plan. In the event of a termination of the Plan, each participant would become fully vested and participants' account balances would be distributed accordingly.

Loans
-----

Effective with an October 21, 1996 amendment to the Plan, the administrator may authorize a loan to a participant for an amount up to 50% of the vested account balance of the participant. The minimum amount that may be borrowed is $500, and the maximum amount varies with the participant's vested account balance, but cannot exceed $50,000. The plan administrator will determine a reasonable rate of interest for each loan upon consideration of the rate of interest then prevailing in the local community for similar loans, currently prime plus 1%. Loans are generally required to be repaid in five years in equal installments; however, the term of the loan may be extended if the intended use of the funds is to acquire a residence.

Transfers into Plan
-------------------

In August 1997 approximately $2.7 million of participant accounts were rolled into the Respironics Inc. Retirement Savings Plan, in connection with the termination of the LIFECARE International Inc. Employee Retirement Savings and
Profit Sharing Plan.   The Company acquired LIFECARE International Inc. on
October 21, 1996, pursuant to which the Plan was amended to provide participation rights to eligible LIFECARE International Inc. employees.

In September, 1998, approximately $6.8 million of participant accounts were rolled into the Respironics Inc. Retirement Savings Plan from another qualified plan. The rollover results from a February, 1998 merger of one of the Company's wholly owned subsidiaries with Healthdyne Technologies, Inc. The Plan was restated in August of 1998 in order to incorporate all prior amendments and provide for the participation of Healthdyne Technologies, Inc employees.

NOTE C--PLAN INVESTMENTS

Pursuant to the integration of the Healthdyne Technologies, Inc. employees, the 1998 plan year fund options were replaced. All participant balances in the 1998 replaced funds were reallocated to the new fund options, at the discretion of each participant. Additionally, those participant accounts invested in the former Healthdyne Technologies, Inc. plan were allocated to the new fund options, at the discretion of each participant.

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                               June 30,
                                                         1999           1998
                                                      ----------     ----------
     PNC Investment Contract Fund                     $3,926,987     $  940,881
     Invesco Balanced Profile Fund                     4,779,657              -
     Blackrock Large Capital Value Equity Fund
                                                       6,586,538              -
     Janus Overseas Fund                               1,272,137              -
     Janus Worldwide Fund                              1,375,044              -
     Blackrock Select Equity Fund,                     4,368,144              -
     Invesco Dynamics Fund                             1,633,838              -
     Respironics, Inc. Common Stock Fund               2,507,085      2,285,379
     Loan Fund                                           921,189        531,753
     Income Fund of America                                    -      3,947,990
     US Government Securities Fund of America
                                                               -        550,444
     Investment Company of America                             -      3,976,864
     Euro Pacific Growth Fund of America                       -        817,869
     Fundamental Investors Fund of America
                                                               -      1,358,157
     New Perspective Fund of America                           -        633,480

  During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,722,575 as follows:

     Mutual funds                               $3,013,216
     Common stock                                  704,453
     Money Market                                    6,414
     US Government Securities                       (1,508)
                                                ----------
                                                $3,722,575
                                                ==========


NOTE D--INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 8, 1995, stating that the Plan qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to IRS determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

All administrative expenses of the Plan are paid by the Company.

NOTE F-- YEAR 2000 (Unaudited)

The Company has completed formal communications with its significant service providers, who have indicated the Plan's systems or operations should not be vulnerable to those parties' failure to remediate their Year 2000 issues. In addition the Company has completed its process of identifying and assessing its internal systems that impact the processing of employee benefits. These systems have been tested, with any instances of non-compliance identified for necessary remediation.

Based on current information, the Company expects that its internal systems will be Year 2000 compliant, with no foreseeable significant costs to complete its efforts.

 LINE 27(a)--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

 RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

 June 30, 1999

                                                                    Face Value
                        Description                               Units of Shares             Cost           Market Value
-------------------------------------------------------------    ------------------        -----------       -------------
PNC Funds*:
  PNC Investment Contract Fund                                       1,917,568.596         $ 3,774,427        $ 3,926,987
  Blackrock Intermediate Government Bond Fund                           67,198.898             693,023            667,957
  Blackrock Managed Income Fund                                         16,272.788             169,963            162,728
  PNC Moderate Profile Fund                                             22,647.117             339,838            386,419
  PNC Balance Profile Fund                                              16,844.507             280,314            334,753
  PNC Growth Profile Fund                                               29,621.163             510,751            637,670
  Blackrock Large Capital Value Equity Fund                            367,552.426           5,450,211          6,586,538
  Blackrock Select Equity Fund                                         196,232.881           3,442,534          4,368,144
  Blackrock Small Capital Growth Equity Fund                            15,597.311             288,524            361,546

Invesco Balanced Profile Fund                                          272,811.463           4,007,909          4,779,657
Invesco Dynamics Fund                                                   82,851.845           1,188,195          1,633,838
Janus Overseas Fund                                                     57,148.992           1,062,326          1,272,137
Janus Worldwide Fund                                                    25,735.427           1,140,962          1,375,044

Respironics, Inc. Common Stock*                                        165,757.666           1,083,266          2,507,085
Respironics Liquidity (Money Market Fund) *                             23,566.100              23,566             23,566
Participant Loans*  (interest rates: 8.75% - 9.5%)                     921,189.170                   -            921,189
                                                                                           -----------        -----------

                                                                                           $23,455,809        $29,945,258
                                                                                           ===========        ===========

* Indicates a party-in-interest.

LINE 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS

RESPIRONICS, INC. RETIREMENT SAVINGS PLAN

EIN 25-1304989 PLAN NO. 001

Year Ended June 30, 1999

                                                                                                   Current Value
Description of Assets                                                                                 of Asset
                                                                  Purchase          Selling        on Transaction       Net
Type (i) Transactions                                               Price            Price              Date         Gain/(Loss)
                                                                 -------------    -------------    --------------   --------------
A transaction within the plan year with respect to any plan asset involving an
------------------------------------------------------------------------------
amount in excess of 5% of the current value of plan assets
----------------------------------------------------------

      Blackrock Select Equity Fund                               $    3,631,657   $            -   $     3,631,657  $             -
      Blackrock Large Capital Value Equity Fund                       5,003,803                -         5,003,803                -
      Invesco Balanced Fund                                           3,688,466                -         3,688,466                -
      Janus Overseas Fund                                               865,310                -           865,310                -
      PNC EBT Investment Contract Fund                                2,929,693                -         2,929,693                -


Type (iii) Transactions

Any transaction within the plan year involving securities of the same issue if
------------------------------------------------------------------------------
        within the plan year any series of transactions with respect to such
      ----------------------------------------------------------------------
        securities when aggregated, involves an amount in excess of 5% of the
      -----------------------------------------------------------------------
        current value of plan assets
      ------------------------------

      Blackrock Select Equity Fund                               $            -   $    1,883,801   $     1,531,308  $       352,493
      Blackrock Select Equity Fund                                    4,988,172                -         4,988,172                -
      Blackrock Large Capital Value Equity Fund                               -        1,436,822         1,292,253          144,569
      Blackrock Large Capital Value Equity Fund                       6,758,211                -         6,758,211                -
      Invesco Balanced Fund                                                   -          579,157           517,341           61,816
      Invesco Balanced Fund                                           4,529,060                -         4,529,060                -
      Janus Overseas Fund                                                     -          291,363           254,877           36,486
      Janus Overseas Fund                                             1,317,307                -         1,317,307                -
      PNC EBT Investment Contract Fund                                        -          664,838           648,363           16,475
      PNC EBT Investment Contract Fund                                4,428,237                -         4,428,237                -
      Respironics Common Stock Fund                                           -          239,379            79,718          159,661
      Respironics Common Stock Fund                                   1,261,776                -         1,261,776                -
      Invesco Dynamics Fund                                                   -          187,595           146,281           41,314
      Invesco Dynamics Fund                                           1,349,614                -         1,349,614                -
      Janus Worldwide Fund                                                    -          187,834           161,687           26,147
      Janus Worldwide Fund                                            1,307,286                -         1,307,286                -
      Loan Fund                                                               -        1,577,619         1,411,858          165,761
      Loan Fund                                                       1,252,860                -         1,252,860                -

There were no Type (ii) or Type (iv) Transactions during the year ended June 30, 1999.